UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-71105

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 12/07/2023 AND ENDING 12/31/2024
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Hovey Capital Partners LLC**

TYPE OF REGISTRANT (check all applicable boxes):
- ☒ Broker-dealer
- ☐ Security-based swap dealer
- ☐ Major security-based swap participant
- ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1900 Glade Road, Suite 500-65 4th Floor
(No. and Street)

Boca Raton	**FL**	**33431**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Ray Brulotte	**561-879-4601**	ray.brulotte@hoveypartners.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Phillip V. George, PLLC
(Name – if individual, state last, first, and middle name)

5179 CR 1026	**Celeste**	**TX**	**75423**
(Address)	(City)	(State)	(Zip Code)

02/24/2009	**3366**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

State of Florida County of Broward   **OATH OR AFFIRMATION**

I, Ray Brulotte _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Hovey Capital Partners LLC _____, as of February 2 _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer. Produced a driver license as identification.

Signature: *Raynald Brulotte* 02/02/2025

Title:
Chief Executive Officer and President

Tia Lenay Scott
Notary Public Tia Lenay Scott

This notarial act was an online notarization

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

HOVEY CAPITAL PARTNERS LLC

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

FOR THE PERIOD DECEMBER 7, 2023 THROUGH DECEMBER 31, 2024

HOVEY CAPITAL PARTNERS LLC

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

FOR THE PERIOD DECEMBER 7, 2023 THROUGH DECEMBER 31, 2024

<u>TABLE OF CONTENTS</u>

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Managing Member
Hovey Capital Partners LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Hovey Capital Partners LLC as of December 31, 2024, the related statements of operations, changes in member's equity, and cash flows for the period December 7, 2023 (effective date of SEC registration) to December 31, 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Hovey Capital Partners LLC as of December 31, 2024, and the results of its operations and its cash flows for the period December 7, 2023 (effective date of SEC registration) to December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Hovey Capital Partners LLC's management. Our responsibility is to express an opinion on Hovey Capital Partners LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Hovey Capital Partners LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of Hovey Capital Partners LLC's financial statements. The supplemental information is the responsibility of Hovey Capital Partners LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

PHILLIP V. GEORGE, PLLC

We have served as Hovey Capital Partners LLC's auditor since 2023.

Celeste, Texas
March 5, 2025

5179 CR 1026 CELESTE, TX 75423   214-358-5150   FAX 214-358-0222   PHIL@PVGEORGE.COM


CPA
America counts on CPAs'

HOVEY CAPITAL PARTNERS LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2024

Assets

Cash	$	27,866
Receivable from Parent		7,978
Prepaid expenses		10,198
Total Assets	$	46,042

Liabilities and Member's Equity

Liabilities		
Accounts payable	$	816
Accrued expenses		6,634
Total Liabilities		7,450
Member's Equity		38,592
Total Liabilities and Member's Equity	$	46,042

The accompanying notes are an integral part of these financial statements.

HOVEY CAPITAL PARTNERS LLC
STATEMENT OF OPERATIONS
FOR THE PERIOD DECEMBER 7, 2023 THROUGH DECEMBER 31, 2024

Revenues:		
Interest income	$	2
Total Revenues		2
Expenses:		
Compensation and related costs		75,312
Technology and communications		34,991
Occupancy and equipment		18,664
Dues and subscriptions		15,329
Professional fees		86,664
Regulatory fees and expense		10,364
Other expenses		11,229
Total Expenses		252,553
Net Loss	$	(252,551)

The accompanying notes are an integral part of these financial statements.

Balance at December 7, 2023	$ 115,143
Net loss	(252,551)
Contributions from member	176,000
Balance at December 31, 2024	$ 38,592

The accompanying notes are an integral part of these financial statements.

HOVEY CAPITAL PARTNERS LLC
STATEMENT OF CASH FLOWS
FOR THE PERIOD DECEMBER 7, 2023 THROUGH DECEMBER 31, 2024

Cash flows from operating activities:	
Net loss	($252,551)
Adjustments required to reconcile net loss	
to cash used in operating activities:	
(Increase) decrease in operating assets:	
Prepaid expenses	(5,388)
Receivable from Parent	(7,978)
Increase (decrease) in operating liabilities:	
Accounts payable	(4,576)
Accrued expenses	4,760
Payable to related party	(476)
Net cash used in operating activities:	(266,209)
Cash flows from financing activities:	
Contributions from member	176,000
Net cash provided by financing activities	176,000
Net decrease in cash	(90,209)
Cash - beginning of period	118,075
Cash - end of period	$ 27,866

Supplemental Disclosures of Cash Flow Information:

Cash paid during the period for :

Income taxes - state	$ -
Interest	$ -

The accompanying notes are an integral part of these financial statements.

Note 1 - Nature of business:

Hovey Capital Partners LLC (the "Company"), was organized in March 2021 as a Delaware limited liability company. The Company is a wholly owned subsidiary of Hovey Capital Partners, Inc. ("Parent" or "Member"), a New York corporation. On December 7, 2023, the Financial Industry Regulatory Authority, Inc. ("FINRA") approved the Company's application to act as a broker-dealer registered with the Securities and Exchange Commission ("SEC"). The Company is registered as a broker-dealer with the SEC and is a member of FINRA and Securities Investor Protection Corporation (SIPC).

The Company is considered a Non-Covered Firm exempt from 17 C.F.R. § 240.15c3-3 relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. The Company limits its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients and private placements of securities.

The Company's operations consist primarily of acting as a placement agent for private placement offerings of high-quality investment firms specializing in private equity and other alternative asset investment strategies. The Company raises capital for these offerings exclusively from sophisticated institutional and commercial investors.

Note 2 – Summary of significant accounting policies:

Use of estimates:

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Segment reporting:

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of acting as a placement agent for private placement offerings. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. Segment financial information is identical to that presented in the accompanying financial statements.

Note 2 – Summary of significant accounting policies (continued):

Revenue recognition:

Revenue from contracts with customers will include success fees and consulting fees related to best efforts private placement offerings. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Partnership's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Revenue for success fees is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. Success fees are considered variable consideration as the uncertainty is dependent on the timing and amount of the closing, both of which are highly susceptible to factors outside the Company's influence. Revenues are recognized once it is probable that a significant reversal will not occur. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities. At December 31, 2024, there were no contract liabilities.

Revenue for consulting fees is recognized by the Company over time as the performance obligations are simultaneously provided by the Company and consumed by the customer.

Income taxes:

The Company is a single member limited liability company and is treated as a disregarded entity for federal income tax purposes. The Company's taxable income or loss is included in the tax return of its Parent; therefore, federal income taxes are not payable by or provided for by the Company.

Note 3 – Net capital requirements:

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2024, the Company had net capital of $20,416, which was $15,416 in excess of its net capital requirement of $5,000. The Company's net capital ratio was .37 to 1.

The Company had a net capital deficiency from December 4, 2024 to December 29, 2024. There were no securities transactions during this period. The Company filed notice of the net capital deficiency under SEC Rule 17a-11(b).

Note 4 - Related party transactions/Economic dependency:

The Company is under the control of the Parent and is economically dependent on the Parent and other related parties. The existence of that control and dependency creates operating results and financial position significantly different than if the Companies were autonomous. Transactions between the Company and the Parent and other related parties were not consummated on terms equivalent to arm's length transactions.

The Company and related party have entered into an office and administrative services agreement ("Agreement") effective September 20, 2024, for a one-year term, automatically renewable, unless canceled by either party. Under the Agreement, the related party provides management and back office services required by the Company, including, but not limited to administrative services, office supplies, payroll (excluding commissions), marketing, sales, legal and accounting services. The Agreement requires the Company to pay an incremental allocation fee based on the respective use of services. Amounts paid under the Agreement totaled $4,875 for the period December 7, 2023 through December 31, 2024.

The Company has a receivable due from its Parent of $7,978 for reimbursement of expenses at December 31, 2024.

Note 5 – Office lease:

The Company leases office space on a month-to-month basis for approximately $1,442 per month. Rental expense for the office lease totaled $18,149 and is included in occupancy and equipment costs in the accompany statement of operations. The Company has elected to apply the short-term lease exception under FASB Topic 842, *Leases* to all leases with a term of one year or less.

Note 6 – Contingencies:

There are currently no asserted claims or legal proceedings against the Company, however, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such future action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

Note 7 – Subsequent events:

Management has evaluated the Company's events and transactions that occurred subsequent to December 31, 2024, through March 5, 2025, the date which the financial statements were available to be issued.

In February 2025, the Parent sold 9.9% of its total member interests in the Company in an arms-length transaction for $50,000.

HOVEY CAPITAL PARTNERS LLC
SUPPLEMENTAL INFORMATION PURSUANT TO RULE 17A-5
DECEMBER 31, 2024

Computation of Net Capital

Member's equity qualified for net capital	$	38,592
Non-allowable assets:		
Receivable from Parent		7,978
Prepaid expenses		10,198
Total non-allowable assets		18,176
Net capital	$	20,416
Aggregate indebtedness:		
Accounts payable		816
Accrued expenses		6,634
Total aggregate indebtedness	$	7,450
Minimum net capital requirement - the greater of $5,000		
or 6 2/3% of aggregate indebtedness	$	5,000
Excess net capital	$	15,416
Ratio of aggregate indebtedness to net capital		0.37 to 1

Reconciliation of Computation of Net Capital

The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2024 as filed by Hovey Capital Partners LLC on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

No statement is required as no subordinated liabilities existed at any time during the period.

Statement Regarding Reserve Requirements and Possession or Control Requirements

The Company is considered a Non-Covered Firm exempt from 17 C.F.R. § 240.15c3-3 relying on Footnote 74 of the SEC Release No.34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. The Company limits its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients and private placements of securities. As a Non-Covered Firm, the Computation of Determination of the Reserve Requirements and Information Relating to the Possession or Control Requirements are not required.

See accompanying report of independent registered public accounting firm.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Managing Member
Hovey Capital Partners LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Hovey Capital Partners LLC (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients and private placements of securities. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Hovey Capital Partners LLC's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Hovey Capital Partners LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

PHILLIP V. GEORGE, PLLC

Celeste, Texas
March 5, 2025



HOVEY CAPITAL PARTNERS LLC

1900 Glade Road, Suite 500-65 4th Floor / Boca Raton, FL 33431
561-879-4601

Exemption Report

Hovey Capital Partners LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients and private placements of securities, and the Company, (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Hovey Capital Partners LLC

I, Ray Brulotte, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.



Ray Brulotte, Chief Executive Officer and President
January 31, 2025